                                                                  Rule 424(b)(5)
                                                      Registration No.: 33-50363

PROSPECTUS SUPPLEMENT
(To Prospectus dated December 21, 1993)

                                 $150,000,000

                            AMSOUTH BANCORPORATION

              6.75% SUBORDINATED DEBENTURES DUE NOVEMBER 1, 2025

                                ---------------

                     Interest payable May 1 and November 1

                                ---------------

THE  DEBENTURES ARE  UNSECURED AND  SUBORDINATED  TO ALL  EXISTING AND  FUTURE
 SENIOR INDEBTEDNESS OF  AMSOUTH BANCORPORATION. PAYMENT OF  PRINCIPAL ON THE
  DEBENTURES MAY BE ACCELERATED ONLY IN THE CASE OF CERTAIN EVENTS INVOLVING THE BANKRUPTCY, INSOLVENCY OR REORGANIZATION OF AMSOUTH. THERE IS NO
   RIGHT  OF ACCELERATION IN THE  CASE OF A  DEFAULT IN THE  PERFORMANCE OF
    ANY COVENANTS OF AMSOUTH, INCLUDING THE FAILURE TO PAY PRINCIPAL OF OR
     INTEREST ON THE DEBENTURES WHEN DUE. SEE "DESCRIPTION OF THE DEBT SECURITIES--EVENTS OF DEFAULT" IN THE ACCOMPANYING PROSPECTUS. THE
      DEBENTURES WILL  BE ISSUED ONLY IN FULLY REGISTERED  FORM AND WILL
       BE REPRESENTED  BY ONE OR  MORE GLOBAL  DEBENTURES REGISTERED IN
        THE NAME  OF A  NOMINEE  OF THE  DEPOSITORY TRUST  COMPANY,  AS
        DEPOSITARY.  BENEFICIAL INTERESTS  IN THE  DEBENTURES WILL  BE
         SHOWN  ON,  AND  TRANSFERS  THEREOF  WILL BE  EFFECTED  ONLY
          THROUGH,   RECORDS   MAINTAINED    BY   THE   DEPOSITARY'S
           PARTICIPANTS. EXCEPT AS DESCRIBED IN "DESCRIPTION  OF THE
           DEBT SECURITIES--GLOBAL  SECURITIES" IN THE ACCOMPANYING
            PROSPECTUS,  OWNERS  OF  BENEFICIAL  INTERESTS IN  THE
             DEBENTURES   WILL  NOT   BE   ENTITLED   TO   RECEIVE
              DEBENTURES IN  DEFINITIVE  FORM  AND  WILL  NOT  BE
              CONSIDERED THE HOLDERS THEREOF.

 THE  DEBENTURES  ARE  NOT REDEEMABLE  AT  THE  OPTION OF  AMSOUTH  PRIOR  TO
   MATURITY  AND  NO  SINKING FUND  IS  PROVIDED  FOR THE  DEBENTURES.  THE
     REGISTERED  HOLDER  OF  EACH  DEBENTURE   MAY  ELECT  TO  HAVE  THAT
       DEBENTURE OR  ANY PORTION OF  THE PRINCIPAL AMOUNT  THEREOF THAT
         IS A  MULTIPLE OF $1,000,  REDEEMED ON NOVEMBER 1,  2005, AT
           100%  OF  THE  PRINCIPAL  AMOUNT THEREOF  TOGETHER  WITH
             ACCRUED INTEREST TO NOVEMBER 1, 2005. SUCH ELECTION,
               WHICH IS  IRREVOCABLE  WHEN MADE,  MUST  BE MADE
                 WITHIN THE PERIOD COMMENCING ON SEPTEMBER  1,
                   2005, AND ENDING AT THE CLOSE OF BUSINESS
                    ON  OCTOBER 1, 2005.  SEE "DESCRIPTION
                      OF    CERTAIN    TERMS   OF    THE
                        DEBENTURES."

                                ---------------

 THE DEBENTURES  OFFERED HEREBY ARE  NOT SAVINGS ACCOUNTS, DEPOSITS  OR OTHER
   OBLIGATIONS  OF A  BANK  AND  ARE NOT  INSURED  BY  THE FEDERAL  DEPOSIT
     INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

                                ---------------

 THESE SECURITIES  HAVE NOT  BEEN APPROVED  OR DISAPPROVED  BY THE  SECURITIES
  AND EXCHANGE  COMMISSION OR  ANY STATE  SECURITIES COMMISSION  NOR HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR ANY  STATE SECURITIES  COMMISSION
    PASSED UPON THE ACCURACY OR  ADEQUACY OF THIS PROSPECTUS SUPPLEMENT  OR
     THE PROSPECTUS.  ANY REPRESENTATION  TO THE  CONTRARY IS  A  CRIMINAL
      OFFENSE.

                                ---------------

                  PRICE 99.883% PLUS ACCRUED INTEREST, IF ANY

                                ---------------

                                                      UNDERWRITING
                                          PRICE TO    DISCOUNT AND  PROCEEDS TO
                                         PUBLIC(1)   COMMISSIONS(2)  COMPANY(3)
                                         ---------   -------------- -----------
Per Debenture.........................    99.883%        .650%        99.233%
Total.................................  $149,824,500    $975,000    $148,849,500

-------
  (1) Plus accrued interest, if any, from November 6, 1995.
  (2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
  (3) Before deduction of expenses payable by AmSouth estimated at $280,000.

                                ---------------

  The Debentures are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Gibson, Dunn & Crutcher, counsel for the Underwriters. It is expected that delivery of the Debentures will be made on or about November 6, 1995 through the book-entry facilities of The Depository Trust Company against payment therefor in immediately available funds.

                                ---------------

MORGAN STANLEY & CO.                                        UBS SECURITIES INC.
         Incorporated

November 1, 1995

  NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY AMSOUTH OR BY ANY UNDERWRITER, AGENT OR DEALER. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE ACCOMPANYING PROSPECTUS SHALL CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, IMPLY THAT THE INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF OR THEREOF.

                               ----------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
AmSouth.................................................................... S-3
Recent Developments........................................................ S-3
Use of Proceeds............................................................ S-5
Consolidated Ratios of Earnings to Fixed Charges........................... S-5
Selected Consolidated Financial Data....................................... S-5
Description of Certain Terms of the Debentures............................. S-7
Underwriting............................................................... S-9
Validity of the Debentures................................................. S-9

                                   PROSPECTUS

Available Information......................................................   2
Incorporation of Certain Documents by Reference............................   2
AmSouth....................................................................   3
Use of Proceeds............................................................   4
Consolidated Ratios of Earnings to Fixed Charges...........................   4
Certain Regulatory Considerations..........................................   5
Description of the Debt Securities.........................................   9
Description of Warrants....................................................  20
Plan of Distribution.......................................................  21
Validity of the Securities.................................................  22
Experts....................................................................  22

                                    AMSOUTH

  AmSouth Bancorporation ("AmSouth") is a regional bank holding company headquartered in Birmingham, Alabama, with 303 banking offices located in Alabama, Florida, Tennessee and Georgia at June 30, 1995. At June 30, 1995, AmSouth had total consolidated assets of approximately $17.0 billion, total consolidated deposits of approximately $13.5 billion and total consolidated shareholders' equity of approximately $1.4 billion. AmSouth was the largest bank holding company headquartered in Alabama in terms of equity capital and the second largest in terms of assets, based on June 30, 1995 information. Through its subsidiaries, AmSouth offers a broad range of banking and bank-related services.

  AmSouth's largest subsidiary is AmSouth Bank of Alabama, headquartered in Birmingham, Alabama ("AmSouth Alabama"). At June 30, 1995, AmSouth Alabama had total consolidated assets of approximately $9.1 billion, total consolidated deposits of approximately $6.9 billion and total consolidated shareholders' equity of approximately $783.0 million. AmSouth Alabama is a full-service bank with 139 banking offices located throughout Alabama at June 30, 1995.

  AmSouth's other major banking subsidiaries are AmSouth Bank of Florida ("AmSouth Florida"), headquartered in Tampa, Florida, and AmSouth Bank of Tennessee ("AmSouth Tennessee"), headquartered in Chattanooga, Tennessee.

  At June 30, 1995, AmSouth Florida had total consolidated assets of approximately $6.6 billion, total consolidated deposits of approximately $5.4 billion and total consolidated shareholders' equity of approximately $583.0 million. AmSouth Florida operated 132 offices in Florida as of June 30, 1995.

  At June 30, 1995, AmSouth Tennessee had total consolidated assets of approximately $1.1 billion, total consolidated deposits of approximately $0.9 billion and total consolidated shareholders' equity of approximately $115.0 million. AmSouth Tennessee operated 24 offices in Tennessee as of June 30, 1995.

  AmSouth's other subsidiaries include AmSouth Bank of Georgia, as well as AmSouth Leasing Corporation, a specialized lender providing equipment leasing, and AmSouth Investment Services, Inc., a registered broker-dealer that provides securities brokerage services.

                              RECENT DEVELOPMENTS

CERTAIN FINANCIAL DATA FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 1995

  AmSouth's unaudited net income for the third quarter of 1995 was $46.1 million, or $0.79 per common share, which represents a 4.6% increase over net income of $44.1 million in the third quarter of 1994 and a 5.3% increase over earnings per share of $0.75 in the third quarter of 1994.

  AmSouth had a return on average total assets ("ROA") of 1.09% and a return on average shareholders' equity ("ROE") of 13.38% in the third quarter of 1995. This compares to a ROA of 0.97% and a ROE of 12.22% in the second quarter of 1995, and a ROA of 1.02% and a ROE of 13.07% in the third quarter of 1994. The improvements in ROA and ROE for the third quarter over the second quarter of 1995 are attributed primarily to reduced expenses and an improved interest rate margin.

  For the nine months ended September 30, 1995, AmSouth's unaudited net income was $127.1 million, or $2.18 per common share, which compares to $125.9 million (a 0.9% increase), or $2.25 per common share (a 3.1% decrease) for the nine months ended September 30, 1994.

  AmSouth's average loans for the third quarter of 1995, $11.8 billion, were up 10.1% and average deposits, $13.3 billion, were up 7.8% over last year's third quarter levels.

  AmSouth's noninterest revenues for the third quarter of 1995, which were $48.4 million, decreased by 13.2% compared to last year's third quarter, primarily due to gains on the sale of third-party mortgage servicing realized in the third quarter of 1994. However, noninterest expenses, which were $115.5 million, were 14.4% below last year's third quarter levels and include the effects of approximately $5.0 million of federal deposit insurance refunds from the Federal Deposit Insurance Corporation (the "FDIC"). See "FDIC Insurance Assessments."

  At September 30, 1995, AmSouth reported consolidated total assets of $17.0 billion and consolidated shareholders' equity of $1.4 billion.

CONVERSION OF SUBSIDIARY BANKS

  AmSouth has completed the previously announced conversion of all its subsidiary banks (the "Subsidiary Banks") to state-chartered, Federal Reserve member banks. Following the conversions, the primary federal regulator of each of the Subsidary Banks is the Federal Reserve Board. As state-chartered banks, none of the Subsidiary Banks will be subject directly to regulation and supervision by the Comptroller of the Currency, including regulations with respect to payment of dividends. See "Certain Regulatory Considerations" in the Prospectus. However, each of the Subsidiary Banks remains subject to similar dividend restrictions under federal law and the law of such Subsidiary Bank's home state. At June 30, 1995, under dividend restrictions imposed under federal and state laws, AmSouth's Subsidiary Banks, without obtaining government approvals, could declare aggregate dividends of approximately $150.0 million.

INTERSTATE BANKING AND BRANCHING LEGISLATION

  The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "IBBEA") authorizes interstate acquisitions of banks and bank holding companies without geographic limitation beginning one year after enactment. In addition, beginning June 1, 1997, the IBBEA authorizes a bank to merge with a bank in another state as long as neither of the states has opted out of interstate branching by May 31, 1997. A bank may establish and operate a de novo branch in a state in which the bank does not maintain a branch if that state expressly permits de novo branching. Once a bank has established branches in a state through an interstate merger transaction, the bank may establish and acquire additional branches at any location in the state where any bank involved in the interstate merger transaction could have established or acquired branches under applicable federal or state law. A bank that has established a branch in a state through de novo branching may establish and acquire additional branches in such state in the same manner and to the same extent as a bank having a branch in such state as a result of an interstate merger. If a state opts out of interstate branching within the specified time period, no bank in any other state may establish a branch in the opting out state, whether through an acquisition or de novo.

FDIC INSURANCE ASSESSMENTS

  On August 8, 1995, the FDIC amended its regulations on insurance assessments to establish a new assessment rate schedule of 4 to 31 cents per $100 of deposits in replacement of the existing schedule of 23 to 31 cents per $100 of deposits for institutions whose deposits are subject to assessment by the Bank Insurance Fund ("BIF"). The FDIC has maintained the current assessment rate schedule of 23 to 31 cents per $100 of deposits for the institutions whose deposits are subject to assessment by the Savings Association Insurance Fund ("SAIF"). The new BIF schedule will become effective on the first day of the month after the month in which BIF reaches its "designated reserve ratio" of 1.25%, which the FDIC has estimated occurred sometime in the second quarter of 1995. Assessments collected under the previous assessment schedule in excess of the amount due under the new schedule are being refunded, with interest, from the effective date of the new schedule. As noted above, AmSouth's Subsidiary Banks received a refund of approximately $5.0 million. As of June 30, 1995, AmSouth had a BIF deposit assessment base of $8.5 billion and a SAIF deposit assessment base of $4.5 billion. Various legislative proposals regarding the future of BIF and SAIF have been reported recently. Several of these proposals include a one-time special assessment for SAIF deposits (which could under certain proposals be as high as 0.85% of each insured institution's SAIF deposit assessment base) and a subsequent reduced level of annual premiums for SAIF deposits comparable to the rate for BIF deposits. AmSouth does not currently know when or if any such proposal or any other related proposal may be adopted.

                                USE OF PROCEEDS

  AmSouth intends to use the proceeds from the sale of the 6.75% Subordinated Debentures Due November 1, 2025 offered hereby (the "Debentures") for general corporate purposes, which may include the reduction of short-term indebtedness, the repurchase of equity securities, investments at the holding company level, investments in, or extensions of credit to, its banking and other subsidiaries and other banks and companies engaged in other financial service activities and possible acquisitions. Pending such use, the net proceeds may be temporarily invested. The precise amounts and timing of the application of proceeds will depend upon the funding requirements of AmSouth and its subsidiaries and the availability of other funds.

  AmSouth continually evaluates business combination opportunities and frequently conducts due diligence activities in connection with possible business combinations. As a result, discussions and, in some cases, negotiations frequently take place, and future business combinations involving cash, debt or equity securities can be expected. Any future business combination or series of business combinations that AmSouth might undertake may be material, in terms of assets acquired, liabilities assumed or otherwise, to AmSouth's financial condition.

                CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

                                                   YEAR ENDED DECEMBER 31,
                                  SIX MONTHS ENDED ----------------------------
                                   JUNE 30, 1995   1994  1993  1992  1991  1990
                                  ---------------- ----  ----  ----  ----  ----
Excluding interest on deposits...       2.68x      2.52x 4.09x 3.91x 2.67x 1.99x
Including interest on deposits...       1.37       1.39  1.62  1.47  1.24  1.18

  For purposes of computing these ratios, earnings represent income from continuing operations before extraordinary items plus income taxes and fixed charges. Fixed charges, excluding interest on deposits, represent interest (other than on deposits) and one-third (the proportion deemed representative of the interest factor) of rents and all amortization of debt issuance costs. Fixed charges, including interest on deposits, represent all interest and one-third (the proportion deemed representative of the interest factor) of rents and all amortization of debt issuance costs.

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The following table sets forth selected consolidated financial data for AmSouth for the six months ended June 30, 1995 and 1994 and for the five years ended December 31, 1994 and is qualified in its entirety by reference to the detailed information and financial statements included in AmSouth's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 and Quarterly Report on Form 10-Q for the period ended June 30, 1995. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus. The selected consolidated financial data for the six months ended June 30, 1995 and 1994 are derived from unaudited consolidated financial statements contained in the aforementioned Quarterly Report on Form 10-Q; however, in the opinion of management, all adjustments necessary for the fair presentation of AmSouth's consolidated financial position and results of operations have been included. All such adjustments are of a normal, recurring nature. Results for an interim period are not necessarily indicative of results that may be expected for a full year or any other interim period.

AMSOUTH HISTORICAL

                         AT OR FOR THE SIX
                           MONTHS ENDED
                             JUNE 30,           AT OR FOR THE YEAR ENDED DECEMBER 31,
                         ------------------  ------------------------------------------------
                           1995      1994      1994      1993      1992      1991      1990
                         --------  --------  --------  --------  --------  --------  --------
STATEMENT OF EARNINGS
(In thousands)
 Net interest income.... $292,213  $270,624  $567,327  $501,291  $430,545  $365,403  $323,628
 Provision for loan
  losses................   20,651     5,181    30,103    27,966    38,581    48,647    45,407
 Noninterest revenues...  131,531    95,772   179,021   204,069   173,154   170,658   136,619
 Noninterest expenses...  276,259   236,961   522,905   458,831   400,548   366,403   311,658
 Applicable income
  taxes.................   45,866    42,380    66,050    71,843    47,977    31,785    24,734
 Net income.............   80,968    81,874   127,290   146,720   116,593    89,226    78,448
AVERAGE STATEMENT OF
 CONDITION
(In millions)
 Securities............. $  3,789  $  3,366  $  3,841  $  3,273  $  2,824  $  2,583  $  2,239
 Loans net of unearned
  income................   11,682     8,889     9,918     7,635     6,334     6,209     6,254
 Allowance for loan
  losses................      174       133       149       115        97        97        91
 Total earning assets...   15,582    12,607    14,051    11,387     9,548     9,130     8,703
 Total assets...........   16,906    13,708    15,294    12,377    10,448    10,039     9,606
 Total deposits.........   13,269    10,510    11,563     9,538     8,346     8,148     7,684
 Long-term debt.........      359       216       340       167       141       138       136
 Shareholders' equity...    1,333     1,192     1,243     1,031       836       721       639
END-OF-PERIOD STATEMENT
 OF CONDITION
(In millions)
 Securities............. $  3,641  $  4,522  $  3,726  $  3,212  $  2,984  $  2,878  $  2,224
 Loans net of unearned
  income................   11,914    10,580    11,430     8,540     6,717     6,294     6,382
 Allowance for loan
  losses................      179       165       171       132       100        95        93
 Total earning assets...   15,641    15,321    15,439    12,260    10,131     9,752     8,776
 Total assets...........   17,005    17,337    16,778    13,470    11,116    10,740     9,844
 Total deposits.........   13,471    12,219    13,067    10,363     8,626     8,528     8,077
 Long-term debt.........      328       522       386       173       140       142       134
 Shareholders' equity...    1,361     1,327     1,310     1,143       873       794       660
SELECTED FINANCIAL
 RATIOS
 Return on average
  assets................     0.97%     1.20%     0.83%     1.19%     1.12%     0.89%     0.82%
 Return on average
  equity................    12.25     13.85     10.24     14.23     13.94     12.38     12.28
 Taxable equivalent net
  interest income to
  average earning
  assets................     3.87      4.45      4.14      4.56      4.72      4.25      3.99
 Operating
  efficiency(1).........    64.20     63.35     68.72     63.48     64.24     65.59     64.45
 Dividend payout ratio..    54.68     46.67     63.56     42.21     42.80     48.04     50.27
 Allowance at end of
  period to loans net
  of unearned income....     1.50      1.56      1.50      1.54      1.48      1.52      1.46
 Allowance at end of
  period to
  nonperforming
  loans(2)..............   186.25    161.95    166.59    237.21    160.36    130.05    102.38
 Nonperforming assets
  to loans, net of
  unearned income,
  foreclosed
  properties, and
  repossessions(3)......     0.97      1.10      1.16      1.00      1.71      2.84      2.94
 Tier 1 Capital to
  risk-adjusted
  assets(4).............     8.13      9.50      8.84     10.85      9.36      8.74      7.59
 Total Capital to risk-
  adjusted assets(4)....    10.98     12.92     12.14     13.14     11.81     11.26     10.29
 Double leverage(5).....   114.71    113.43    114.70    104.00    101.70    103.70    119.20
CONSOLIDATED RATIOS OF
 EARNINGS TO FIXED
 CHARGES(6)
  Excluding interest on
   deposits.............     2.68x     3.80x     2.52x     4.09x     3.91x     2.67x     1.99x
  Including interest on
   deposits.............     1.37      1.64      1.39      1.62      1.47      1.24      1.18

--------
(1) The operating efficiency ratio is defined as noninterest expenses divided by the sum of the taxable-equivalent net interest income and noninterest revenues.
(2) Nonperforming loans include nonaccrual loans and restructured loans.
(3) Nonperforming assets include nonaccrual loans, restructured loans, foreclosed properties and repossessions.
(4) Regulatory capital ratios are all given under the Federal Reserve Board's risk-based capital guidelines as currently in effect. Regulatory capital ratios for periods prior to 1993 have not been restated to give effect to any business combinations."Tier 1 Capital" consists of common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock and a limited amount of cumulative perpetual preferred stock, less goodwill and certain intangibles.
(5) The double leverage ratio is a parent-company-only ratio defined as the ratio of investment in subsidiaries (as reflected on a parent-company-only balance sheet) plus goodwill of the parent company to total shareholders' equity of the parent company. The double leverage ratios for periods prior to 1993 have not been restated to give effect to any business combinations.
(6) For purposes of computing the ratios of earnings to fixed charges, earnings represent income from continuing operations before extraordinary items plus income taxes and fixed charges. Fixed charges, excluding interest on deposits, represent interest (other than on deposits), and one-third (the proportion deemed representative of the interest factor) of rents and all amortization of debt issuance costs. Fixed charges, including interest on deposits, represent all interest and one-third (the proportion deemed representative of the interest factor) of rents and all amortization of debt issuance costs.

                 DESCRIPTION OF CERTAIN TERMS OF THE DEBENTURES

  The following description of certain particular terms of the Debentures (referred to in the accompanying Prospectus as the "Debt Securities," the "Offered Debt Securities" and the "Subordinated Debt Securities," as appropriate) supplements and modifies the description of the general terms and provisions of Subordinated Debt Securities set forth in the Prospectus under "Description of the Debt Securities," to which description reference is hereby made, insofar as applied to the Debentures. The following description does not purport to be complete and is subject, and qualified in its entirety by reference, to the description set forth in the accompanying Prospectus and to the provisions of the Subordinated Indenture (as defined below). Section references used herein are references to sections of the Subordinated Indenture. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Subordinated Indenture.

GENERAL

  The Debentures will constitute a single series of Subordinated Debt Securities, limited to $150,000,000 aggregate principal amount. The Debentures will be direct, unsecured, subordinated obligations of AmSouth and will mature on November 1, 2025. No sinking fund will be provided for the Debentures and the Debentures will not be redeemable at the option of AmSouth prior to maturity.

  The Debentures are to be issued under the Indenture, dated as of May 25, 1994 (the "Subordinated Indenture"), between AmSouth and Bankers Trust Company, as Trustee (the "Trustee"). As described in the accompanying Prospectus, the Debentures are subordinated to all existing and future Senior Indebtedness of AmSouth. The Debentures will rank pari passu with Existing Subordinated Indebtedness of AmSouth, subject to the Holders of the Debentures being obligated to pay over any Excess Proceeds to Entitled Persons in respect of Other Financial Obligations as described herein. See "Description of the Debt Securities--Subordination of the Subordinated Debt Securities" in the Prospectus. As of June 30, 1995, AmSouth had outstanding an aggregate of $75.6 million of long-term Senior Indebtedness and an aggregate of $252.6 million of Existing Subordinated Indebtedness. The Subordinated Indenture does not prohibit or limit the incurrence of additional indebtedness, senior or subordinated, or Other Financial Obligations by AmSouth.

  As described in the accompanying Prospectus, payment of the principal of the Debentures may be accelerated only in the case of certain events involving the bankruptcy, insolvency or reorganization of AmSouth. There is no right of acceleration in the case of a default in performance of any covenants of AmSouth, including the failure to pay principal or interest on the Debentures when due. See "Description of the Debt Securities--Defaults--The Subordinated Indenture" in the Prospectus.

  The Debentures will be issued only in fully registered form and will be represented by one or more Global Debentures registered in the name of a nominee of The Depository Trust Company, as Depositary. Beneficial interests in the Debentures will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary's participants. Except as described in "Description of the Debt Securities--Global Securities" in the accompanying Prospectus, owners of beneficial interests in the Debentures will not be entitled to receive Debentures in definitive form and will not be considered the holders thereof.

INTEREST

  The Debentures will bear interest at a rate of 6.75% per annum from November 6, 1995, payable semi-annually in arrears on May 1 and November 1 of each year (each, an "Interest Payment Date") to registered holders of Debentures as of the immediately preceding April 15 and October 15, respectively (each, a "Regular Record Date"). The first Interest Payment Date will be May 1, 1996 and the Regular Record Date therefor will be April 15, 1996.

REDEMPTION AT THE OPTION OF HOLDER

  The Debentures may be redeemed on November 1, 2005, at the option of the registered holders of the Debentures, at 100% of their principal amount together with accrued interest to November 1, 2005.

The redemption option may be exercised by the holder of a Debenture for less than the entire principal amount of the Debentures held by such holder, so long as the principal amount that is to be redeemed is equal to $1,000 or an integral multiple of $1,000. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any Debentures for redemption will be determined by AmSouth, whose determination will be final and binding.

  The Depositary or its nominee, as registered holder of the Debentures, will be entitled to tender the Debentures on November 1, 2005 for repayment. During the period from and including September 1, 2005 to and including October 1, 2005 or, if such October 1, 2005 is not a business day, the next succeeding business day, the Depositary may receive instructions from its Participants (acting on behalf of owners of beneficial interests in the Debentures) to tender the Debentures for repayment under the Depositary's Procedures. Such tenders for repayment will be made by the Depositary, provided that the Depositary receives instructions from tendering Participants by Noon on October 1, 2005. The Depositary will notify the Paying Agent designated pursuant to the Subordinated Indenture by the close of business on October 1, 2005 as to the aggregate principal amount of the Debentures, if any, for which the Depositary shall have received instructions to tender for repayment. OWNERS OF BENEFICIAL INTERESTS IN THE DEBENTURES WHO WISH TO EFFECTUATE THE TENDER AND REPAYMENT OF SUCH DEBENTURES MUST INSTRUCT THEIR RESPECTIVE DEPOSITARY PARTICIPANT OR PARTICIPANTS A REASONABLE PERIOD OF TIME IN ADVANCE OF OCTOBER 1, 2005.

  If at any time the use of a book-entry only system through the Depositary (or any successor securities depositary) is discontinued with respect to the Debentures, tenders for repayment of such Debentures on November 1, 2005 shall be made according to the following procedures. AmSouth must receive at the principal office of the Paying Agent, during the period from and including September 1, 2005 to and including October 1, 2005 or, if such October 1, 2005 is not a business day, the next succeeding business day, (i) the Debenture with the form entitled "Option to Elect Repayment" on the reverse of the Debenture duly completed, or (ii) a telegram, telex, facsimile transmission or letter from a member of a national securities exchange or the National Association of Securities Dealers, Inc., or a commercial bank or a trust company in the United States of America, setting forth the name of the registered holder of the Debenture, the principal amount of the Debenture, the amount of the Debenture to be repaid, a statement that the option to elect repayment is being exercised thereby and a guarantee that the Debenture to be repaid with the form entitled "Option to Elect Repayment" on the reverse of the Debenture duly completed will be received by AmSouth not later than five business days after the date of such telegram, telex, facsimile transmission or letter and such Debenture and form duly completed are received by AmSouth by such fifth business day. Any such notice received by AmSouth during the period from and including September 1, 2005 to and including October 1, 2005 shall be irrevocable.

DEFEASANCE AND DISCHARGE

  The defeasance provisions of the Subordinated Indenture described in the Prospectus, under the heading "Description of the Debt Securities--Defeasance and Discharge," will apply to the Debentures.

CONCERNING THE TRUSTEE

  The Trustee with respect to the Debentures is not a trustee under any indenture, other than the Subordinated Indenture, pursuant to which indebtedness of AmSouth is outstanding as of the date hereof. In the normal course of business, AmSouth and its subsidiaries may conduct banking transactions with the Trustee, and the Trustee and its affiliates may conduct banking transactions with AmSouth and its subsidiaries.

                                  UNDERWRITING

  Under the terms and subject to the conditions in an Underwriting Agreement dated the date hereof, Morgan Stanley & Co. Incorporated and UBS Securities Inc. (the "Underwriters") have severally agreed to purchase, and AmSouth has agreed to sell to the Underwriters, severally, the respective principal amounts of Debentures in the amounts set forth opposite their respective names below:

                                                                PRINCIPAL AMOUNT
   NAME                                                          OF DEBENTURES
   ----                                                         ----------------
   Morgan Stanley & Co. Incorporated...........................   $ 75,000,000
   UBS Securities Inc. ........................................     75,000,000
                                                                  ------------
     Total.....................................................   $150,000,000
                                                                  ============

  The Underwriting Agreement provides that the obligation of the Underwriters to pay for and accept delivery of the Debentures is subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are committed to take and pay for all of the Debentures offered hereby if any are taken.

  The Underwriters propose to offer part of the Debentures directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of 0.400% of the principal amount of the Debentures. The Underwriters may allow, and such dealers may reallow, a concession not in excess of 0.250% of the principal amount of the Debentures to certain other dealers. After the initial offering of the Debentures, the offering price and other selling terms may from time to time be varied by the Underwriters.

  AmSouth has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

  AmSouth has agreed in the Underwriting Agreement not to offer, sell, contract to sell or otherwise dispose of any other debt securities of AmSouth substantially similar to the Debentures during the period beginning on the date hereof and ending on the closing date for the sale of the Debentures without the prior written consent of the Underwriters.

  AmSouth does not intend to apply for listing of the Debentures on a national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Debentures, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Debentures and any such market making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Debentures.

  The Underwriters and their affiliates may be customers of, engage in transactions with, and perform services for, AmSouth and its subsidiaries in the ordinary course of business.

                           VALIDITY OF THE DEBENTURES

  The validity of the Debentures offered hereby will be passed upon for AmSouth by Sullivan & Cromwell, 125 Broad Street, New York, New York 10004, and for the Underwriters by Gibson, Dunn & Crutcher, 200 Park Avenue, New York, New York, 10166.

                                   AMSOUTH